As filed with the Securities and Exchange Commission on February 14, 2006
                                                       Registration No. 333-____

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------
                                    FORM S-8
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                               ------------------
                                 SIX FLAGS, INC.
             (Exact Name of Registrant as Specified in its Charter)

               Delaware                                       13-3995059
    (State or Other Jurisdiction of                        (I.R.S. Employer
    Incorporation or Organization)                        Identification No.)

                               ------------------
                           11501 Northeast Expressway,
                          Oklahoma City, Oklahoma 73131
                                 (405) 475-2500
               (Address, Including Zip Code, and Telephone Number,
        including Area Code, of Registrant's Principal Executive Offices)

                          DIRECTORS' STOCK OPTION PLAN
                      2001 STOCK OPTION AND INCENTIVE PLAN
                      2004 STOCK OPTION AND INCENTIVE PLAN
                              (Full Title of Plans)
                              JAMES COUGHLIN, ESQ.
                                 SIX FLAGS, INC.
                              122 East 42nd Street,
                            New York, New York 10168
                                 (201) 599-4690
                     (Name and Address, Including Zip Code,
        and Telephone Number, Including Area Code, of Agent for Service)

                               ------------------
                          Copies of Communications to:

                              Dennis J. Block, Esq.
                           William P. Mills, III, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                            New York, New York 10281
                                 (212) 504-6000
                         CALCULATION OF REGISTRATION FEE

=======================================================================================================================
                                                                Proposed                Proposed
                                                                 Maximum                 Maximum
Title of                                         Amount         Offering                Aggregate            Amount of
Securities to                                    to Be          Price Per               Offering           Registration
Be Registered                                Registered(1)        Share                   Price                 Fee
-----------------------------------------------------------------------------------------------------------------------
Common stock, par value $.025 per share         250,000(2)        $11.24(3)          $2,810,000(3)            $300.67

Common stock, par value $.025 per share         829,874(4)        $10.96(5)          $9,095,419.04(5)         $973.21

Common stock, par value $.025 per share       2,670,126(4)         $9.18(5)         $24,511,756.68(5)       $2,622.76

Common stock, par value $.025 per share         940,000(6)        $10.96(7)         $10,302,400(7)          $1,102.36

Common stock, par value $.025 per share         860,000(6)         $8.36(7)          $7,189,600(7)            $769.29

TOTAL                                         5,550,000                             $53,909,175.72          $5,768.28

================================================================================
(1) Plus such indeterminate number of shares of common stock as may be issued to prevent dilution resulting from stock dividends, stock splits or similar transactions in accordance with Rule 416 under the Securities Act of 1933, as amended.

(2) Represents the registration of an aggregate of 250,000 shares of common stock of Six Flags, Inc. issuable upon exercise of options granted under the Directors' Stock Option Plan.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) and Rule 457(c) under the Securities Act of 1933, as amended, based on (i) an average exercise price of $11.24 for 250,000 of the shares to be registered pursuant to this Registration Statement.

(4) Represents the registration of an aggregate of (i) 129,874 shares of common stock of Six Flags, Inc. issuable upon exercise of options reserved for grant under the 2001 Stock Option and Incentive Plan, (ii) 2,670,126 shares of common stock of Six Flags, Inc. issuable upon exercise of options granted under the 2001 Stock Option and Incentive Plan and (iii) 700,000 shares of restricted common stock of Six Flags, Inc. issued under the 2001 Stock Option and Incentive Plan.

(5) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) and Rule 457(c) under the Securities Act of 1933, as amended, based on (i) an average exercise price of $9.18 for 2,670,126 of the shares to be registered pursuant to this Registration Statement and
      (ii) the average of the high and low sales prices of the common stock ($10.96) on the New York Stock Exchange on February 13, 2006 for 829,874 shares.

(6) Represents the registration of an aggregate of 940,000 shares of common stock of Six Flags, Inc. issuable upon exercise of options reserved for grant under the 2004 Stock Option and Incentive Plan and an aggregate of 860,000 shares of common stock of Six Flags, Inc. issuable upon exercise of options granted under the 2004 Stock Option and Incentive Plan.

(7) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) and Rule 457(c) under the Securities Act of 1933, as amended, based on (i) an average exercise price of $8.36 for 860,000 of the shares to be registered pursuant to this Registration Statement and
      (ii) for the remaining 940,000 shares, the average of the high and low sales prices of the common stock ($10.96) on the New York Stock Exchange on February 13, 2006.
================================================================================

                               EXPLANATORY NOTE

            This Registration Statement on Form S-8 (the "Registration Statement") registers (i) issuances of 250,000 shares of common stock, par value $.025 per share ("common stock"), of Six Flags, Inc. ("Six Flags") upon the exercise of options previously granted under the Directors' Stock Option Plan (the "Directors' Plan"); (ii) future issuances of up to 129,874 shares of common stock of Six Flags in the event of grants of awards under the 2001 Stock Option and Incentive Plan (the "2001 Plan"); (iii) issuances of 2,670,126 shares of common stock of Six Flags upon the exercise of options previously granted under the 2001 Plan; (iv) 700,000 shares of restricted common stock of Six Flags previously granted under the 2001 Plan; (v) future issuances of up to 940,000 shares of common stock of Six Flags in the event of grants of awards under the 2004 Stock Option and Incentive Plan (the "2004 Plan"); and (vi) issuances of 860,000 shares of common stock of Six Flags upon the exercise of options previously granted under the 2004 Plan.

                            ADDITIONAL INFORMATION

            Currently, there are outstanding options to purchase (i) 250,000 shares of common stock under the Directors' Plan, (ii) 2,670,126 shares of common stock under the 2001 Plan and (iii) 860,000 shares of common stock under the 2004 Plan, respectively. In addition, 700,000 shares of restricted common stock have been granted under the 2001 Plan.

                                    PART I

             INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

            The documents containing the information required by Part I of Form S-8 will be sent or given to plan participants as specified by Rule 428(b)(1) of the Securities Act. Such documents are not required to be and are not filed with the SEC either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of
Part II of this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

            This Registration Statement also includes a reoffer prospectus that has been prepared in accordance with the requirements of Part I of Form S-3 and, pursuant to General Instruction C of Form S-8, may be used for reofferings and resales on a continuous or delayed basis of 4,295,126 shares of common stock that have been issued or are issuable upon the exercise of options granted to the selling stockholders named herein (the "Selling Stockholders") under the Directors' Plan, the 2001 Plan and/or the 2004 Plan, as the case may be.

                              REOFFER PROSPECTUS

         4,295,126 Shares of Common Stock, par value $.025 per share

                                     [LOGO]
                                  Six Flags(R)

                             --------------------

      This reoffer prospectus relates to 4,295,126 shares of our common stock that may be sold from time to time by the selling shareholders named in this reoffer prospectus, who may be deemed to be our "affiliates."

      The distribution of the common stock by the selling shareholders may be effected from time to time, in one or more transactions, at prices related to prevailing market prices or at negotiated prices.

      The selling shareholders will receive all of the proceeds from the common stock sold pursuant to this reoffer prospectus and we will receive none of such proceeds. All expenses of registration incurred in connection with this offering are being borne by us, but all brokerage commissions and other expenses incurred by individual selling shareholders will be borne by these selling shareholders.

      The selling shareholders and any agents or broker-dealers that participate with the selling shareholders in the distribution of the shares may be considered "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and, in that event, any commissions received by them and any profit on the resale of the shares may be considered underwriting commissions or discounts under the Securities Act.

      Our common stock is listed on the New York Stock Exchange under the symbol "PKS." On February 13, 2006, the last reported sale price of our common stock on the New York Stock Exchange was $10.86 per share.

                  Investing in our common stock involves risks.
                     See "Risk Factors" beginning on page 2.

                            ------------------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this reoffer prospectus. Any representation to the contrary is a criminal offense.

                            -------------------------

            The date of this reoffer prospectus is February 14, 2006.

      You should rely only on the information contained or incorporated by reference in this reoffer prospectus. We have not authorized anyone to provide you with different or additional information. The selling shareholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this reoffer prospectus is accurate as of any date other than the date on the front of this reoffer prospectus. Our business, financial condition, results of operations and prospects may have changed since then.


                            -------------------------
                                TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS..................ii

NOTE ON COPYRIGHTS AND TRADEMARKS.....................................ii

THE COMPANY............................................................1

RISK FACTORS...........................................................2

USE OF PROCEEDS........................................................9

SELLING SHAREHOLDERS...................................................9

PLAN OF DISTRIBUTION..................................................14

LEGAL MATTERS.........................................................15

EXPERTS...............................................................16

WHERE YOU CAN FIND MORE INFORMATION...................................16

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Some of the statements contained in or incorporated by reference in this reoffer prospectus discuss our plans and strategies for our business or make other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management. However, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

      o Factors impacting attendance, such as local conditions, events, disturbances and terrorist activities;

      o     our success in implementing our new business strategy;

      o     Accidents occurring at our parks;

      o     Adverse weather conditions;

      o Competition with other theme parks and other recreational alternatives;

      o     Management change and success of new operating plan;

      o     General economic conditions (including consumer spending patterns);
            and

      o     Pending, threatened or future legal proceedings.

      The risks, uncertainties and contingencies discussed under "Risk Factors" in this reoffer prospectus could also cause our actual results, performance or achievements to differ materially. We caution the reader that these risks discussed in this prospectus may not be exhaustive. We operate in a continually changing business environment, and new risks emerge from time to time. We cannot predict such risks nor can we assess the impact, if any, of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                      NOTE ON COPYRIGHTS AND TRADEMARKS

      Bugs Bunny, Daffy Duck, Tweety Bird and Yosemite Sam are copyrights and trademarks of Warner Bros.(C) 2005, a division of Time Warner Entertainment Company, L.P. ("TWE"). Batman and Superman are copyrights and trademarks of DC Comics(C) 2005, a partnership between TWE and a subsidiary of Time Warner Inc. Yogi Bear, Scooby-Doo, and Flintstones are trademarks of Hanna-Barbera(C) 2005.

                                 THE COMPANY

      We are the largest regional theme park operator in the world. Excluding Six Flags AstroWorld in Houston, which was closed at the end of the 2005 season, the 29 parks we operate had attendance of approximately 33.6 million in 2005. These parks include 13 of the 50 most highly attended theme parks in North America and the largest paid admission theme park in Mexico. Our parks serve nine of the 10 largest metropolitan areas in the United States. We estimate that approximately two-thirds of the population of the continental United States live within a 150-mile radius of one of our parks.

      In December 2005, Mark Shapiro became our President and Chief Executive Officer following a consent solicitation that resulted in the removal of three directors and the election of Daniel M. Snyder as Chairman of the Board and the addition of Mr. Shapiro and another person to the Board. See "Risk Factors--New Executive Officers/Board of Directors."

      In 1998, we acquired the former Six Flags, which had operated regional theme parks under the Six Flags name for nearly forty years and established a nationally recognized brand name. We have worldwide ownership of the "Six Flags" brand name. To capitalize on this name recognition, since the commencement of the 1998 season, we have rebranded nine of our parks as "Six Flags" parks.

      We hold exclusive long-term licenses for theme park usage in the United States (except the Las Vegas metropolitan area), Canada, Mexico and other countries of a number of Warner Bros. and DC Comics characters. These characters include Bugs Bunny, Daffy Duck, Tweety Bird, Yosemite Sam, Batman, Superman and others. In addition, our International license with Warner Bros. includes the Hanna-Barbera and Cartoon Network characters, including Yogi Bear, Scooby-Doo, Flintstones and others. We use these characters to market our parks and to provide an enhanced family entertainment experience. Our licenses include the right to sell merchandise featuring the characters at our parks, and to use the characters in our advertising, as walk-around characters and in theming for rides, attractions and retail outlets. We believe using these characters promotes increased attendance, supports higher ticket prices, increases lengths-of-stay and enhances in-park spending.

      Our parks are located in geographically diverse markets across North America. Our theme parks offer a family-oriented entertainment experience. Our theme parks generally offer a broad selection of state-of-the-art and traditional "thrill rides," water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets. In the aggregate, our theme parks offer more than 1,100 rides.

      We believe that our parks benefit from limited direct competition, since the combination of a limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of our parks with a significant degree of protection from competitive new theme park openings.

      Our executive offices are located at 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, (405) 475-2500, and at 122 East 42nd Street, New York, New York 10168, (212) 599-4690.

                                 RISK FACTORS

      You should carefully consider each of the following risks and all other information set forth in this reoffer prospectus before deciding to invest in our common stock.

Factors impacting attendance--local conditions, events, weather or natural disasters, disturbances and terrorist activities--can adversely impact park attendance.

      Lower attendance may be caused by various local conditions, events, weather or natural disasters, disturbances and terrorist activities. Furthermore, we believe that general economic conditions may also adversely impact attendance figures at our parks, in that a challenging economic environment can disproportionately affect our target audience of low to middle income consumers who generally have relatively limited amounts of discretionary income.

      In addition, since some of our parks are near major urban areas and appeal to teenagers and young adults, there may be disturbances at one or more parks which negatively affect our image. This may result in a decrease in attendance at the affected parks. We work with local police authorities on security-related precautions to prevent these types of occurrences. We can make no assurance, however, that these precautions will be able to prevent any disturbances. We believe that our ownership of many parks in different geographic locations reduces the effects of these types of occurrences on our consolidated results.

      Our business and financial results were adversely impacted by the terrorist activities occurring in the United States on September 11, 2001. These activities resulted in a significant decrease in attendance at our parks during the four weekends immediately following September 11. In addition, terrorist alerts and threats of future terrorist activities may continue to adversely affect attendance at our parks. Since October 1, 2002, our property insurance policies (which include business interruption insurance) have not covered risks related to terrorist activities. We cannot predict what effect any further terrorist activities that may occur in the future may have on our business and results of operations.

We have a history of net losses and expect to continue to experience net losses. Consequently, we may not have the ability implement our strategy for achieving growth and otherwise finance future operations.

      We have had a history of net losses and expect to continue to report net losses for the next several years. Our net losses are principally attributable to insufficient revenue to cover our relatively high percentage of fixed costs, the interest costs on our debt and our depreciation expense. We expect that these expenses will remain significant. We reported net losses of $52.0 million, $58.1 million, $105.7 million, $61.7 million and $464.8 million for the years ended December 31, 2000, 2001, 2002, 2003 and 2004. Continued losses could reduce our cash available from operations to service our indebtedness, as well as limit our ability to implement our strategy for achieving growth and otherwise finance our operations in the future.

Implementation of a new operational plan--a change in our strategy may adversely impact our operations.

      Our new management team intends to implement a new operational plan. It may take management a significant amount of time to fully implement its new plan. If our new operational plan is not successful or if we are unable to execute it, there could be a material adverse effect on our business, financial condition and results of operations.

New Executive Officers/Board of Directors--our new management does not have proven success with the Company.

      A substantial number of our senior management team, including our Chief Executive Officer, and all but one of our directors have been in place only from and after December 2005. They do not have previous experience with us, and we cannot assure you that they will fully integrate themselves into our business or that they will effectively manage our business affairs. Our failure to assimilate the new members of management or the directors, the failure of the new members of management or the directors to perform effectively or the loss of any of the new members of management or directors could have a material adverse effect on our business, financial condition and results of operations.

Risk of accidents--there is the risk of accidents occurring at our parks which may reduce attendance and negatively impact our operations.

      Almost all of our parks feature "thrill rides." Although we carefully maintain the safety of our rides, there are inherent risks involved with these attractions. An accident or an injury at any of our parks or at parks operated by our competitors may reduce attendance at our parks, causing a decrease in revenues. On May 2, 2004, a fatality occurred on a roller coaster at Six Flags New England, which we believe contributed to a decline in attendance and, as a result, adversely impacted performance at that park during the 2004 operating season.

      We maintain insurance of the type and in amounts that we believe is commercially reasonable and that is available to businesses in our industry. We maintain multi-layered general liability policies that provide for excess liability coverage of up to $100.0 million per occurrence. For incidents occurring at our parks after November 15, 2003, our self-insured retention is generally $2.5 million per occurrence. For incidents at the parks during the twelve months prior to that date, the retention is $2.0 million per occurrence. For incidents during the twelve months ended November 15, 2002, the retention is $1.0 million per occurrence. For most prior incidents, our policies did not provide for a self-insured retention. Our current insurance policies expire on December 31, 2006. We cannot predict the level of the premiums that we may be required to pay for subsequent insurance coverage, the level of any self-insurance retention applicable thereto, the level of aggregate coverage available or the availability of coverage for specific risks, such as terrorism.

Adverse weather conditions--bad weather can adversely impact attendance at our parks.

      Because most of the attractions at our parks are outdoors, attendance at our parks is adversely affected by bad weather. The effects of bad weather on attendance are more pronounced at our water parks. Bad weather and forecasts of bad or mixed weather conditions can reduce the number of people who come to our parks, which negatively affects our revenues. Although we believe that our ownership of many parks in different geographic locations reduces the effect that adverse weather can have on our consolidated results, we believe our 2003 and 2004 operating results were adversely affected by abnormally cold and wet weather in a number of our major U.S. markets.

Seasonality--our operations are seasonal.

      More than 85% of our annual park attendance occurs during the second and third quarters of each year. As a result, when conditions or events described in the above risk factors occur during the operating season, particularly during the peak season of July and August, there is only a limited period of time during which the impact of those conditions or events can be offset. Accordingly, such conditions or events may have a disproportionately adverse effect on our revenues. In addition, most of our expenses for maintenance and costs of adding new attractions are incurred when the parks are closed in the mid to late autumn and winter months. For this reason, a sequential quarter to quarter comparison is not a good indication of our performance or of how we will perform in the future.

Competition--the theme park industry competes with numerous entertainment alternatives.

      Our parks compete with other theme, water and amusement parks and with other types of recreational facilities and forms of entertainment, including movies, sports attractions and vacation travel. Our business is also subject to factors that affect the recreation and leisure industries generally, such as general economic conditions and changes in consumer spending habits. The principal competitive factors of a park include location, price, the uniqueness and perceived quality of the rides and attractions, the atmosphere and cleanliness of the park and the quality of its food and entertainment.

Customer Privacy--if we are unable to protect our customers' credit card data, we could be exposed to data loss, litigation and liability, and our reputation could be significantly harmed.

      In connection with credit card sales, we transmit confidential credit card information securely over public networks and store it in our data warehouse. Third parties may have the technology or know-how to breach the security of this customer information, and our security measures may not effectively prohibit others from obtaining improper access to this information. If a person is able to circumvent our security measures, he or she could destroy or steal valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and any resulting negative publicity could significantly harm our reputation.

Anti-takeover provisions--anti-takeover provisions limit the ability of stockholders to effect a change in control of us.

      Certain provisions in our Amended and Restated Certificate of Incorporation and in our debt instruments and those of our subsidiaries may have the effect of deterring transactions involving a change in control of us, including transactions in which stockholders might receive a premium for their shares.

      Our Amended and Restated Certificate of Incorporation provides for the issuance of up to 5,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. The authorization of preferred shares empowers our board of directors, without further stockholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. If issued, the preferred stock could be used to discourage, delay or prevent a change of control of us. We have no current plans to issue any preferred stock.

      In addition, we have a rights plan which gives each holder of our common stock the right to purchase junior preferred stock in certain events. The rights plan is designed to deter third parties from attempting to take control of us on terms that do not benefit all stockholders or that our board of directors determines not to be in the best interests of stockholders.

      We are also subject to the anti-takeover provisions of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change of control of us. Furthermore, upon a change of control, the holders of substantially all of our outstanding indebtedness are entitled at their option to be repaid in cash. These provisions may have the effect of delaying or preventing changes in control or management of us. All of these factors could materially adversely affect the price of our common stock.

      We have the exclusive right to use certain Warner Bros. and DC Comics characters in our theme parks in the United States (except in the Las Vegas metropolitan area), Canada, Mexico and other countries. Warner Bros. can terminate these licenses under certain circumstances, including the acquisition of us by persons engaged in the movie or television industries. This could deter certain parties from seeking to acquire us.

Substantial leverage--our high level of indebtedness and other obligations require that a significant part of our cash flow be used to pay interest and fund these other obligations.

      We have a high level of debt. Our total indebtedness, as of September 30, 2005, was $2,147.5 million. In addition, as of September 30, 2005, an additional $359.4 million was available for borrowing under our credit agreement. Based on interest rates at September 30, 2005 for floating rate debt, annual cash interest payments for 2005 on non-revolving credit debt outstanding at September 30, 2005 and anticipated levels of working capital revolving borrowings for the year will aggregate approximately $173.8 million. In addition, annual dividend payments on our outstanding preferred stock total approximately $20.8 million, which we can, at our option, pay either in cash or shares of our common stock. We are required to redeem all of our outstanding preferred stock on August 15, 2009 (to the extent not previously converted into shares of our common stock) for cash at 100% of the liquidation preference ($287.5 million), plus accrued and unpaid dividends.

      At September 30, 2005, we had approximately $116.4 million of cash and cash equivalents. As of that date, we had $359.4 million available for borrowings under our credit agreement.

      In addition to making interest payments on debt and dividend payments on our preferred stock, we must satisfy the following obligations with respect to Six Flags Over Georgia and Six Flags Over Texas, which we refer to as the Partnership Parks:

      o We must make annual distributions to our partners in the Partnership Parks, which will amount to approximately $54.9 million in 2005 (of which we received approximately $17.7 million in 2005 as a result of our ownership interest in the parks) with similar amounts (adjusted for changes in cost of living) payable in future years.

      o We must spend a minimum of approximately 6% of each park's annual revenues over specified periods for capital expenditures.

      o Each year, we must offer to purchase a specified maximum number of partnership units from our partners in the Partnership Parks, which in 2003 resulted in an aggregate payment by us of approximately $5.7 million. There were no purchases of units in 2004 and 2005. The maximum number of units that we could be required to purchase in 2006 would result in an aggregate payment by us of approximately $246.6 million. The annual incremental unit purchase obligation (without taking into account accumulation from prior years) aggregates approximately $31.1 million for both parks based on current purchase prices. As we purchase additional units, we are entitled to a proportionate increase in our share of the minimum annual distributions.

We expect to use cash flow from the operations at these parks to satisfy our annual distribution and capital expenditure obligations with respect to these parks before we use any of our other funds. The two partnerships generated approximately $58.7 million of aggregate net cash provided by operating activities during 2004. The obligations relating to Six Flags Over Georgia continue until 2027 and those relating to Six Flags Over Texas continue until 2028.

      In December 2004, we guaranteed the payment of a $31.0 million construction term loan incurred by HWP Development LLC (a joint venture in which we own a 41% interest) for the purpose of financing the construction and development of a hotel and indoor water park project to be located adjacent to our Great Escape park near Lake George, New York. The loan was also guaranteed by one of our venture partners. The guarantee will be released upon full payment and discharge of the loan, which matures on December 17, 2009. As security for the guarantee, we have posted an $8.0 million letter of credit. We have entered into a management agreement to manage and operate the project upon its completion.

      Although we are contractually committed to make approximately $25.0 million of capital expenditures at one park over the next several years, the vast majority of our capital expenditures in 2006 and beyond will be made on a discretionary basis. We expect to make approximately $125.0 million of capital expenditures for the 2006 season to add a wide array of new rides, attractions and revenue outlets at many of our parks.

      Our high level of debt and other obligations could have important negative consequences to us and investors in our securities. These include:

      o We may not be able to satisfy all of our obligations, including, but not limited to, our obligations under our public debt.

      o We could have difficulties obtaining necessary financing in the future for working capital, capital expenditures, debt service requirements, Partnership Park obligations, refinancings or other purposes.

      o We will have to use a significant part of our cash flow to make payments on our debt, to pay the dividends on preferred stock (if we choose to pay them in cash) and to satisfy the other obligations set forth above, which will reduce the capital available for operations and expansion.

      o Adverse economic or industry conditions may have more of a negative impact on us.

      We cannot be sure that cash generated from our parks will be as high as we expect or that our expenses will not be higher than we expect. Because a large portion of our expenses are fixed in any given year, our operating cash flow margins are highly dependent on attendance levels and in-park spending.

      We expect to refinance all or some of our debt or secure new financing. We cannot be sure that we will be able to obtain the refinancing or new financing on reasonable terms or at all. We have agreed in our credit agreement and the indentures covering our outstanding public debt to limit the amount of additional debt we will incur.

      Due to the seasonal nature of our business, we are largely dependent upon the $300.0 million working capital revolving credit facility under our credit agreement to fund off-season expenses. Our ability to borrow under the working capital revolving credit facility is dependent upon compliance with certain conditions, including satisfying certain financial ratios and the absence of any material adverse change. Although we are currently in compliance with all of these conditions, on November 5, 2004, we entered into an amendment to the Credit Agreement which relaxed the leverage ratio through 2006 and the fixed charge coverage ratio through 2007. If we were to become unable to borrow under the facility, we would likely be unable to pay our off-season obligations in full and may be unable to meet our repurchase obligations (if any) in respect of repurchases of partnership units in the Partnership Parks.

      If we breach any of the covenants contained in our credit agreement or the indentures governing our public debt, the principal and accrued interest on the applicable debt would become due and payable. In addition, that default could constitute a cross-default under the instruments governing all of our other debt. If a cross-default occurs, the maturity of almost all of our debt could be accelerated and become immediately due and payable. If that happens, we would not be able to satisfy our debt obligations, which would have a substantial material adverse effect on our ability to continue as a going concern. We cannot assure you that we will be able to comply with these restrictions in the future or that our compliance would not cause us to forego opportunities that might otherwise be beneficial to us.

Restrictive covenants--our financial and operating activities are limited by restrictions contained in the terms of our financings.

      The terms governing our and our subsidiaries' debt impose significant operating and financial restrictions on us. These restrictions may significantly limit or prohibit us from engaging in certain types of transactions, including the following:

      o     incurring additional debt;

      o     creating liens on our assets;

      o     paying dividends;

      o     selling assets;

      o     engaging in mergers or acquisitions; and

      o     making investments.

      Our failure to comply with the terms of and covenants in our and our subsidiaries' debt could lead to a default under the terms of those documents, which would entitle the lenders to accelerate the debt and declare all amounts owed due and payable. Moreover, the instruments governing almost all of our debt contain cross-default provisions so that a default under any of our debt will be considered a default under all of our other debt. If a cross-default occurs, the maturity of almost all of our debt could be accelerated and become immediately due and payable. If that happens, we would not be able to satisfy our debt obligations, which would have a substantial material adverse effect on our ability to continue as a going concern. We cannot assure you that we will be able to comply with these restrictions in the future or that our compliance would not cause us to forego opportunities that might otherwise be beneficial to us.

      Further, under our credit agreement, our principal direct wholly owned subsidiary, Six Flags Operations and its subsidiaries are required to comply with specified financial ratios and tests, including those related to:

      o     interest expense;

      o     fixed charges;

      o     debt service; and

      o     total debt.

Although we are currently in compliance with all of these financial covenants and restrictions, on November 5, 2004, we entered into an amendment to our credit agreement which relaxed the leverage ratio through 2006 and the fixed charge coverage ratio through 2007. However, events beyond our control, such as weather and economic, financial and industry conditions, may affect our ability to continue meeting these financial tests and ratios. The need to comply with these financial covenants and restrictions could limit our ability to expand our business or prevent us from borrowing more money when necessary.

Labor Costs--increased costs of labor, pension, post-retirement and medical and other employee health and welfare benefits may reduce our results of operations.

      Labor is a primary component in the cost of operating our business. We devote significant resources to recruiting and training our managers and employees. Increased labor costs, due to competition, increased minimum wage or employee benefit costs or otherwise, would adversely impact our operating expenses. In addition, our success depends on our ability to attract, motivate and retain qualified employees to keep pace with our needs. If we are unable to do so, our results of operations may be adversely affected.

      With more than 2,000 full-time employees, our results of operations are also substantially affected by costs of pension and medical benefits. In recent years, we have experienced significant increases in these costs as a result of macro-economic factors beyond our control, including increases in health care costs, declines in investment returns on plan assets and changes in discount rates used to calculate pension and related liabilities. At least some of these macro-economic factors may continue to put upward pressure on the cost of providing pension and medical benefits. Although we have actively sought to control increases in these costs, there can be no assurance that we will succeed in limiting cost increases, and continued upward pressure could reduce the profitability of our businesses.

Holding company structure--access to cash flow of some of our subsidiaries is limited.

      We are a holding company whose primary assets consist of shares of stock or other equity interests in our subsidiaries, and we conduct substantially all of our current operations through our subsidiaries. Almost all of our income is derived from our subsidiaries. Accordingly, we will be dependent on dividends and other distributions from our subsidiaries to generate the funds necessary to meet our obligations, including the payment of principal and interest on our debt. We had $116.4 million of cash and cash equivalents on a consolidated basis at September 30, 2005, of which $31,467,000 was held at the holding company level.

      Other than our holdings in the Partnership Parks, all of our current operations are conducted by subsidiaries of Six Flags Operations, our principal direct wholly-owned subsidiary. We may, in the future, transfer other assets to Six Flags Operations or other entities owned by us. Our credit agreement limits the ability of Six Flags

Operations to pay dividends or make other distributions to us unless it is in compliance with the financial and other covenants set forth in the credit agreement and it is not otherwise in default thereunder. If it is in compliance, Six Flags Operations is permitted to pay dividends to us from cash generated by operations of up to $75.0 million (of which $8.9 million has been dividended as of September 30, 2005 and $66.1 million remains available) in order to enable us to pay amounts in respect of any refinancing or repayment of debt under the indentures governing our outstanding public debt. Additional cash distributions to us by Six Flags Operations and its subsidiaries generally are limited to an amount equal to the sum of:

      o cash interest payments on the public notes issued under our indentures;

      o payments we are required to make under our agreements with our partners at the Partnership Parks; and

      o     cash dividends on our outstanding preferred stock.

Shares eligible for future sale--the price of our common stock may decline due to possible sales of shares.

      As of November 1, 2005, there were approximately 93.1 million shares of our common stock outstanding, all of which are transferable without restriction or further registration under the Securities Act of 1933, except for any shares held by our affiliates. We also have outstanding options held by management and directors to purchase approximately 6,024,000 shares and under our current option plans we may issue options to purchase an additional 1,069,874 shares.

      In addition, our outstanding shares of preferred stock are convertible at the option of the holders into 13.8 million shares of common stock, and our convertible notes are convertible into 47.1 million shares, although we can elect to deliver cash to satisfy note conversions. We may also issue additional shares of common stock to pay quarterly diividend payments on our outstanding preferred stock. The sale or expectation of sales of a large number of shares of common stock or securities convertible into common stock in the public market might negatively affect the market price of our common stock.

Ratings--changes in our credit ratings may adversely affect the price of our securities, including our common stock and public debt.

      Credit rating agencies continually review their ratings for the companies that they follow, including us. During 2005, Standard & Poor's Ratings Service ("S&P") lowered its ratings on us, including our corporate credit rating which was lowered to "B-" from "B" and Moody's Investor Service ("Moody's") downgraded our (i) senior unsecured debt to "Caa1" from "B3," (ii) preferred stock to "Caa2" from "Caa1" and (iii) credit agreement debt to "B2" from "Ba3." A further negative change in our ratings or the perception that such a change could occur may adversely affect the market price of our securities, including our common stock and public debt.

                               USE OF PROCEEDS

      We will not receive any proceeds from the sale of the common stock by the Selling Shareholders.

                             SELLING SHAREHOLDERS

      The common stock to which this reoffer prospectus relates is being registered for reoffers and resales by the Selling Shareholders who may acquire these shares under the Directors' Plan, the 2001 Plan and/or the 2004 Plan, as the case may be. The Selling Shareholders may sell all, some or none of the common stock. Therefore, no estimate can be made of the aggregate number of shares that are to be offered by this reoffer prospectus or that will be owned for the direct or indirect account of each Selling Shareholder upon completion of the offering to which this reoffer prospectus relates. The Selling Shareholders may offer the common stock for sale from time to time. See "Plan of Distribution." The inclusion in the table of the individuals named below will not be deemed to be an admission that any of these individuals are our affiliates.

      Participants under the Directors' Plan, the 2001 Plan and/or the 2004 Plan, as the case may be, who are deemed to be our "affiliates" who acquire common stock under one of the aforementioned Plans may be added to the Selling Shareholders listed below from time to time by use of a reoffer prospectus supplement filed pursuant to Rule 424(b) under the Securities Act.

      In addition, certain unnamed non-affiliates of ours may use this reoffer prospectus for reoffers and resales of the shares of common stock registered pursuant to the Registration Statement of which this reoffer prospectus is a part, provided that these non-affiliates hold less than one percent of the shares issuable under the Directors' Plan, the 2001 Plan and/or the 2004 Plan, as the case may be.

      The following table provides the names, the relationship with us within the past 3 years and beneficial ownership of, and the number of shares of common stock which may be sold by each Selling Shareholder as of the date of this offering:


                                                                                 Amount to be
                                                                                    Offered
                                                                                for the Selling       Amount            Percent
                             Relationship With Us             Total Amount       Shareholders'    Owned after the   Owned after the
Name(1)                      Within Past 3 years                Owned(2)            Account         Offering(3)       Offering(4)
-------                -------------------------------    ------------------    ---------------   ---------------   ----------------
Michael Antinoro       Executive Vice President,                  200,000  (5)          200,000                 0                 0
                       Entertainment and Marketing

John E. Bement         Senior Vice President, In-Park             120,000  (6)           50,000            70,000              --(a)
                       Services

John Blanks            Director of Corporate                       30,000  (7)           20,000            10,000              --(a)
                       Engineering

Kieran E. Burke        Former Chief Executive Officer,            635,000  (8)          635,000                 0                 0
                       President, Chief Operating
                       Officer, Director and Chairman
                       of the Board

Larry Chickola         Chief of Corporate Engineering              20,000  (9)           20,000                 0                 0

James M. Coughlin      General Counsel                             55,000  (10)          30,000            25,000              --(a)

James F. Dannhauser    Chief Financial Officer and                919,544  (11)         395,000           524,544              --(a)
                       former Director

Hue W. Eichelberger    Executive Vice                             120,500  (12)          50,000            70,500              --(a)
                       President--Eastern Region

                                                                                 Amount to be
                                                                                    Offered
                                                                                for the Selling       Amount            Percent
                             Relationship With Us             Total Amount       Shareholders'    Owned after the   Owned after the
Name(1)                      Within Past 3 years                Owned(2)            Account         Offering(3)       Offering(4)
-------                -------------------------------    ------------------    ---------------   ---------------   ----------------
Jose Garciduenas       General Manager, Six Flags                  24,000  (13)          24,000                 0                 0
                       Mexico

Harold Richard Goff    Vice President, Operations                  20,000  (14)          20,000                 0                 0

Walter S. Hawrylak     Senior Vice                                100,000  (15)          51,126            48,874              --(a)
                       President--Administration and
                       Secretary

Pat Hoffman            Vice President of Safety                    35,000  (16)          20,000            15,000              --(a)

Thomas J. Iven         General Manager,                            90,000  (17)          50,000            40,000              --(a)
                       Six Flags Great America

Brian Jenkins          Senior Vice President--Finance             130,000  (18)          80,000           100,000              --(a)

Russell Kuteman        Vice President, Finance                     70,000  (19)          20,000            50,000              --(a)

Mark Quenzel           Executive Vice President, Park             200,000  (20)         200,000                 0                 0
                       Strategy and Management

Charles Salemi         Senior Vice President--Marketing            60,000  (21)          30,000            30,000              --(a)

Andrew M. Schleimer    Executive Vice President,                  200,000  (22)         100,000           100,000              --(a)
                       In-Park Services

Mark Shapiro           President, Chief Executive               1,200,000  (23)       1,200,000                 0                 0
                       Officer, Director

Jeffrey Speed          Executive Vice President                   300,000  (24)         150,000           150,000              --(a)

C.E. Andrews           Director                                    10,000  (25)          10,000                 0                 0

Paul A. Biddleman      Former Director                             80,984  (26)          60,000            20,984              --(a)

Michael E. Gellert     Former Director                             60,000  (27)          60,000                 0                 0

Mark Jennings          Director                                    10,000  (28)          10,000                 0                 0

Jack F. Kemp           Director                                    10,000  (29)          10,000                 0                 0

Francois Letaconnoux   Former Director                             60,000  (30)          60,000                 0                 0

Robert J. McGuire      Director                                    50,000  (31)          50,000                 0                 0

David B. Pauken        Director                                    10,000  (32)          10,000                 0                 0

Dwight C. Schar        Director                                    10,000  (33)          10,000                 0                 0

Stanley S. Shuman      Former Director                            100,000  (34)          60,000            40,000              --(a)

Daniel M. Snyder       Chairman of the Board                   11,521,300  (35)         600,000        10,921,300              11.7%

Harvey Weinstein       Director                                    10,000  (36)          10,000                 0                 0

                                                                                 Amount to be
                                                                                    Offered
                                                                                for the Selling       Amount            Percent
                             Relationship With Us             Total Amount       Shareholders'    Owned after the   Owned after the
Name(1)                      Within Past 3 years                Owned(2)            Account         Offering(3)       Offering(4)
-------                -------------------------------    ------------------    ---------------   ---------------   ----------------
Total                                                          16,461,328             4,295,126        12,216,202              12.6%

-------------

(a) Represents less than 1%.

(1) The address of each of the selling shareholders is c/o Six Flags, Inc., 122 East 42nd Street, New York, New York 10168. Each selling shareholder listed herein shall include any donee, pledgee, transferee, or other successors in interest that receives shares of common stock or options from the selling stockholder as a gift, distribution or in other non-sale transfers, from time to time.

(2) Except as otherwise noted and pursuant to applicable community property laws, each person or entity named in the table has sole voting and investment power with respect to all common stock listed as owned by that person or entity. Shares beneficially owned include shares that may be acquired pursuant to options and warrants whether or not exercisable within 60 days of the date of this reoffer prospectus.

(3) Assuming the sale of all shares registered for the account of the Selling Shareholders whether or not exercisable within 60 days of the date of this reoffer prospectus. The Selling Shareholders may sell all, some or no portion of the common stock registered hereunder.

(4) Based on 93,106,528 shares of common stock outstanding as of November 1, 2005. Common stock deemed to be beneficially owned by virtue of the right of any person to acquire these shares whether or not exercisable within 60 days of the date of this reoffer prospectus is treated as outstanding only for purposes of determining the percent owned by such person.

(5) Consists of 100,000 shares of restricted common stock, 20,000 shares of common stock underlying options exercisable within 60 days and 80,000 shares of common stock underlying options which are not exercisable within 60 days.

(6) Consists of 120,000 shares of common stock underlying options exercisable within 60 days.

(7) Consists of 30,000 shares of common stock underlying options exercisable within 60 days.

(8) Consists of shares of common stock underlying options exercisable within 60 days.

(9) Consists of 20,000 shares of common stock underlying options exercisable within 60 days.

(10) Consists of 35,000 shares of common stock underlying options exercisable within 60 days and 20,000 shares of common stock underlying options which are not exercisable within 60 days.

(11) Consists of 524,544 shares of common stock and 395,000 shares of common stock underlying options exercisable within 60 days. Pursuant to the Amendment to Employment Agreement, dated as of December 13, 2005, between the Company and Mr. Dannhauser, all previously issued stock options and shares of restricted common stock shall vest as of April 1, 2006. In addition, all stock options and shares of restricted common stock issued on April 1, 2006 will be vested. This table gives effect to the transactions contemplated by the Amendment.

(12) Consists of 500 shares of common stock, 120,000 shares of common stock underlying options exercisable within 60 days.

(13) Consists of 24,000 shares of common stock underlying options exercisable within 60 days.

(14) Consists of 20,000 shares of common stock underlying options exercisable within 60 days.

(15) Consists of 10,000 shares of common stock, 66,000 shares of common stock underlying options exercisable within 60 days and 24,000 shares of common stock underlying options which are not exercisable within 60 days.

(16) Consists of 35,000 shares of common stock underlying options exercisable within 60 days.

(17) Consists of 90,000 shares of common stock underlying options exercisable within 60 days.

(18) Consists of 90,000 shares of common stock underlying options exercisable within 60 days and 40,000 shares of common stock underlying options which are not exercisable within 60 days.

(19) Consists of 70,000 shares of common stock underlying options exercisable within 60 days.

(20) Consists of 100,000 shares of restricted common stock, 20,000 shares of common stock underlying options exercisable within 60 days and 80,000 shares of common stock underlying options which are not exercisable within 60 days.

(21) Consists of 60,000 shares of common stock underlying options exercisable within 60 days.

(22) Consists of 100,000 shares of restricted common stock, 20,000 shares of common stock underlying options exercisable within 60 days and 80,000 shares of common stock underlying options which are not exercisable within 60 days.

(23) Consists of 250,000 shares of restricted common stock, 95,000 shares of common stock underlying options exercisable within 60 days and 855,000 shares of common stock underlying options which are not exercisable within 60 days.

(24) Consists of 150,000 shares of restricted common stock, 30,000 shares of common stock underlying options exercisable within 60 days and 120,000 shares of common stock underlying options which are not exercisable within 60 days.

(25) Consists of 2,000 shares of common stock underlying options exercisable within 60 days and 8,000 shares of common stock underlying options which are not exercisable within 60 days.

(26) Consists of 20,984 shares of common stock, 60,000 shares of common stock underlying options exercisable within 60 days and 40,000 shares of common stock underlying options which are not exercisable within 60 days.

(27) Consists of 60,000 shares of common stock underlying options exercisable within 60 days and 40,000 shares of common stock underlying options which are not exercisable within 60 days.

(28) Consists of 2,000 shares of common stock underlying options exercisable within 60 days and 8,000 shares of common stock underlying options which are not exercisable within 60 days.

(29) Consists of 2,000 shares of common stock underlying options exercisable within 60 days and 8,000 shares of common stock underlying options which are not exercisable within 60 days.

(30) Consists of 60,000 shares of common stock underlying options exercisable within 60 days and 40,000 shares of common stock underlying options which are not exercisable within 60 days.

(31) Consists of 22,000 shares of common stock underlying options exercisable within 60 days and 28,000 shares of common stock underlying options which are not exercisable within 60 days.

(32) Consists of 2,000 shares of common stock underlying options exercisable within 60 days and 8,000 shares of common stock underlying options which are not exercisable within 60 days.

(33) Consists of 2,000 shares of common stock underlying options exercisable within 60 days and 8,000 shares of common stock underlying options which are not exercisable within 60 days.

(34) Consists of 40,000 shares of common stock, 60,000 shares of common stock underlying options exercisable within 60 days and 40,000 shares of common stock underlying options which are not exercisable within 60 days.

(35) Consists of 10,921,300 shares of common stock held indirectly through Red Zone LLC, 120,000 shares of common stock underlying options exercisable within 60 days and 480,000 shares of common stock underlying options which are not exercisable within 60 days.

(36) Consists of 2,000 shares of common stock underlying options exercisable within 60 days and 8,000 shares of common stock underlying options which are not exercisable within 60 days.

                              PLAN OF DISTRIBUTION

      As used in this prospectus, "Selling Stockholders" includes the Selling Stockholders named above and their donees, pledgees, transferees or other successors in interest selling shares received from named Selling Stockholders as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. We have been advised that the Selling Stockholders may effect sales of the shares of common stock directly, or indirectly by or through underwriters, agents or broker-dealers, and that the shares of common stock may be sold by one or a combination of several of the following methods:

      o one or more block transactions, in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

      o purchases by a broker-dealer or market maker, as principal, and resale by the broker-dealer for its account;

      o ordinary brokerage transactions or transactions in which a broker solicits purchases;

      o on the New York Stock Exchange or on any other national securities exchange or quotation service on which our common stock may be listed or quoted at the time of the sale;

      o     in the over-the-counter market;

      o     privately negotiated transactions;

      o through the writing of options, whether the options are listed on an options exchange or otherwise;

      o through distributions to creditors and equity holders of the Selling Stockholders; or

      o any combination of the foregoing, or any other available means allowable under applicable law.

      We will bear all costs, expenses and fees in connection with the registration and sale of the common stock covered by this prospectus, other than underwriting discounts and selling commissions. We will not receive any proceeds from the sale of the shares of our common stock covered hereby. The Selling Stockholders will bear all commissions and discounts, if any, attributable to sales of the shares. The Selling Stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

      The Selling Stockholders may sell the shares covered by this prospectus from time to time, and may also decide not to sell all or any of the shares they are allowed to sell under this prospectus. The Selling Stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The Selling Stockholders may effect sales by selling the shares directly to purchasers in individually negotiated transactions, or to or through broker-dealers, which may act as agents or principals. The Selling Stockholders may sell their shares at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at privately negotiated prices.

      Additionally, the Selling Stockholders may engage in hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In those transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders also may sell shares short and redeliver shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The Selling Stockholders also may loan or pledge shares to a broker-dealer. The broker-dealer may sell the shares so loaned or pledged pursuant to this prospectus.

      The Selling Stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the Selling Stockholders or borrowed from the Selling Stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the Selling Stockholders in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

      Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders. Broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in the resales.

      In connection with sales of our Common Stock covered hereby, the Selling Stockholders and any broker-dealers or agents and any other participating broker-dealers who execute sales for the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act. Accordingly, any profits realized by the Selling Stockholders and any compensation earned by such broker-dealers or agents may be deemed to be underwriting discounts and commissions. Because Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of that act. We will make copies of this prospectus (as it may be amended or supplemented from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements. In addition, any shares of a Selling Stockholder covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold in open market transactions under Rule 144 rather than pursuant to this prospectus.

      The Selling Stockholders will be subject to applicable provisions of Regulation M of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares of our Common Stock by the Selling Stockholders. These restrictions may affect the marketability of such shares.

      In order to comply with applicable securities laws of some states, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available.

      To the extent necessary, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution. We will file a supplement to this prospectus, if required, upon being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. The supplement will disclose the name of each such Selling Stockholder and of the participating broker-dealer(s); the number of shares involved; the price at which such shares were sold; the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; that such broker-dealer(s) did not conduct any investigation to verify the information contained in or incorporated by reference in this prospectus; and any other facts material to the transaction.

                                  LEGAL MATTERS

      The validity of the issuance of shares of the common stock offered by this reoffer prospectus will be passed upon for us by James M. Coughlin, Esq., General Counsel.

                                     EXPERTS

      The consolidated financial statements of Six Flags, Inc. and its subsidiaries as of December 31, 2004, and December 31, 2003, and for each of the years in the three-year period ended December 31, 2004, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, included in our Annual Report on Form 10-K for the year ended December 31, 2004, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the consolidated financial statements refers to changes in the method of accounting for investments in certain variable interest entities in 2003 and accounting for goodwill and other intangible assets in 2002.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room located at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. Our Common Stock and PIERS are listed on the New York Stock Exchange. Our reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      We are "incorporating by reference" the documents listed below which we have filed with the SEC, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed below:

         o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

         o Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005;

         o Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005;

         o Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005;

         o Our Current Reports on Form 8-K filed on January 6, 2005, January 11, 2005, July 22, 2005, August 19, 2005, August 25, 2005, September
            16, 2005, November 2, 2005 (relating to a letter sent to stockholders in connection with Red Zone LLC's consent solicitation), November 29, 2005, December 5, 2005, December 16, 2005, December 30, 2005, January 18, 2006 and January 23, 2006; and

         o The description of our common stock, par value $0.025 per share, contained in our Registration Statement on Form 8-A filed with the SEC pursuant to Section 12 of the Exchange Act, on December 11, 1997, including any amendment or report filed for the purpose of updating such description.

      All documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Unless expressly incorporated into this Registration Statement, a report (or portion thereof) furnished on Form 8-K shall not be incorporated by reference into this Registration Statement. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supercedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement. Copies of these documents are not required to be filed with this Registration Statement.

      You may also request a copy of those filings, at no cost, by writing or telephoning us at the following:

            Six Flags, Inc.
            122 E. 42nd Street
            49th Floor
            New York, New York  10168
            Attn: James M. Coughlin, General Counsel
            Telephone: (212) 599-4690

      Copies of these filings are available free of charge through our website (www.sixflags.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC. Our website is not a part of this prospectus and is not incorporated by reference herein.

      Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus as if that information were included in this prospectus.

      You should rely only upon the information provided, or incorporated by reference, in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the dates specified in this prospectus.

                       =================================

                                     [LOGO]
                                  Six Flags(R)




         4,295,126 Shares of Common Stock, par value $.025 per share

                               ---------------

                              REOFFER PROSPECTUS

                               ---------------

                              February 14, 2006





                       =================================

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference.

      The following documents filed with or furnished to the Securities and Exchange Commission (the "SEC") by Six Flags, Inc. (the "Company" or the "Registrant") are incorporated herein by reference:

      o The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

      o The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005;

      o The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005;

      o The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005;

      o The Company's Current Reports on Form 8-K filed on January 6, 2005, January 11, 2005, July 22, 2005, August 19, 2005, August 25, 2005,
            September 16, 2005, November 2, 2005 (relating to a letter sent to stockholders in connection with Red Zone LLC's consent solicitation), November 29, 2005, December 5, 2005, December 16, 2005, December 30, 2005, January 18, 2006 and January 23, 2006; and

      o The description of the Company's common stock, par value $0.025 per share, contained in its Registration Statement on Form 8-A filed with the SEC pursuant to Section 12 of the Exchange Act, on December 11, 1997, including any amendment or report filed for the purpose of updating such description.

      All documents subsequently filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Unless expressly incorporated into this Registration Statement, a report (or portion thereof) furnished on Form 8-K shall not be incorporated by reference into this Registration Statement. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supercedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement. Copies of these documents are not required to be filed with this Registration Statement.

Item 4. Description of Securities.

      Not applicable.

Item 5. Interests Of Named Experts And Counsel.

      Not applicable.

Item 6. Indemnification of Directors and Officers.

      The Registrant is a Delaware corporation. Subsection (b)(7) of Section 102 of the Delaware General Corporation Law enables a corporation in its original certificate of incorporation or an amendment to its certificate of incorporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director's fiduciary duty, except (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (4) for any transactions from which a director derived an improper personal benefit. Article Seventh of the Restated Certificate of Incorporation of the Registrant has eliminated the personal liability of directors to the fullest extent permitted by Subsection (b)(7) of Section 102 of the DGCL.

      Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the action, suit or proceeding provided that the director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that the director or officer has no reasonable cause to believe his conduct was unlawful.

      Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of the action or suit provided that the director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which the director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which the action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for the expenses which the Court of Chancery or another court shall deem proper.

      Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided for, by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture trust or other enterprise against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against liabilities under Section 145.

      The Restated Certificate of Incorporation of the registrant provides that it will to the fullest extent permitted by the DGCL indemnify all persons whom it may indemnify pursuant to the DGCL. The Registrant's By-laws contain similar provisions requiring indemnification of the Registrant's officers to the fullest extent authorized by the DGCL. In addition, the Registrant's Restated Certificate of Incorporation contains a provision limiting the personal liability of the Registrant's directors for monetary damages for certain breaches of their fiduciary duty. The Registrant has indemnification insurance under which directors and officers are insured against certain liability that may incur in their capacity as such.

Item 7. Exemption From Registration Claimed.

      With respect to the restricted securities reoffered or resold pursuant to this Registration Statement, the Company claimed an exemption from registration under the Securities Act pursuant to Section 4(2) thereof and because certain issuances did not involve a purchase or sale for purposes of the Securities Act. Such restricted securities were issued pursuant to the Directors' Plan, the 2001 Plan and/or the 2004 Plan.

Item 8.  Exhibits.

 Exhibit No.                       Description
 -----------                       -----------

   5.1    -  Opinion of James M. Coughlin, Esq., General Counsel.

   10.1   -  Registrant's 2004 Stock Option and Incentive Plan

   23.1   -  Consent of KPMG LLP

   24.1 - Powers of Attorney (included in signature page to Registration Statement)

Item 9.  Undertakings.

      The undersigned Registrant hereby undertakes:

      (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

            (2) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

            (3) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to
      Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

      (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new

Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                POWER OF ATTORNEY

      Each non-employee director of the Registrant whose signature appears below constitutes and appoints James M. Coughlin as his true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, in connection with the Registrant's Registration Statement on Form S-8 under the Securities Act of 1933, including to sign the Registration Statement and any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC and any applicable securities exchange or securities self-regulatory body, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully, to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on this 14th day of February, 2006.


                                SIX FLAGS, INC.


                                By:   /s/ Mark Shapiro
                                   ---------------------------------------------
                                   Name:  Mark Shapiro
                                   Title: Chief Executive Officer, President
                                          and Chief Operating Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by each of the following persons in the capacities and on the dates indicated.



Name                                      Title                                  Date
----                                      -----                                  ----
  /s/ Mark Shapiro                        Chief Executive Officer (Principal     February 14, 2006
-----------------------------             Executive Officer), President and
Mark Shapiro                              Chief Operating Officer


  /s/ James F. Dannhauser                 Chief Financial Officer (Principal     February 14, 2006
-----------------------------             Financial and Accounting Officer)
James F. Dannhauser


  /s/ Daniel M. Snyder                    Chairman of the Board                  February 13, 2006
-----------------------------
Daniel M. Snyder

  /s/ Charles Elliott Andrews             Director                               February 14, 2006
-----------------------------
Charles Elliott Andrews

  /s/ Mark Jennings                       Director                               February 14, 2006
-----------------------------
Mark Jennings

  /s/ Jack F. Kemp                        Director                               February 14, 2006
-----------------------------
Jack F. Kemp

  /s/ Robert J. McGuire                   Director                               February 7, 2006
-----------------------------
Robert J. McGuire

  /s/ David B. Pauken                     Director                               February 8, 2006
-----------------------------
David B. Pauken

  /s/ Dwight C. Schar                     Director                               February 7, 2006
-----------------------------
Dwight C. Schar

                                          Director
-----------------------------
Harvey Weinstein

                                EXHIBIT INDEX

 Exhibit No.                       Description
 -----------                       -----------

   5.1    -  Opinion of James M. Coughlin, Esq., General Counsel.

   10.1   -  Registrant's 2004 Stock Option and Incentive Plan

   23.1   -  Consent of KPMG LLP

   24.1 - Powers of Attorney (included in signature page to Registration Statement).